FOR IMMEDIATE RELEASE
                                  May 22, 1995



                   HEALTHSOUTH WHOLLY-OWNED SUB MAKES TENDER
                   OFFER FOR ALL OUTSTANDING SURGICAL HEALTH
                               SUBORDINATED NOTES


BIRMINGHAM,  Ala. . . . HEALTHSOUTH  Corporation (NYSE:HRC) announced today that its wholly-owned subsidiary, ASC Atlanta Acquisition Company, Inc. (ASC), has commenced a tender offer (the "Tender Offer") to purchase all of the outstanding 11-1/2% Senior Subordinated Notes due 2004 (the "Notes") of Surgical Health Corporation (SHC) at a cash price of $1,150 per $1,000 principal amount, plus accrued and unpaid interest up to, but not including, the purchase date. The Tender Offer will expire at 5:00 p.m. EDT on June 20, 1995, unless extended (the "Expiration Date").

ASC is also soliciting consents (the "Consent Solicitation") to the adoption of the proposed amendments to the indenture pursuant to which the Notes were originally issued (the "Indenture"). Holders of Notes who tender their Notes in the Tender Offer will be deemed to have consented to the proposed amendments. There will be no separate payment for the consents. The price paid by ASC for the Notes shall be deemed to include payment for the consents.

HEALTHSOUTH had previously announced plans to acquire SHC by means of a merger of ASC with and into SHC, with SHC being the surviving corporation (the "Merger"). Following the Merger, SHC will continue as a wholly-owned subsidiary of HEALTHSOUTH. The Tender Offer and the Consent Solicitation are not conditions of the Merger.

The consummations of both the Tender Offer and the Consent Solicitation are conditioned upon, among other things, the consummation of the Merger, there having been validly tendered (and not withdrawn) prior to the Expiration Date not less than a majority in aggregate principal amount of the Notes outstanding, and the execution of a supplemental indenture to the Indenture providing for the proposed amendments following the consummation of the Merger and receipt of the written consent of a majority in aggregate principal amount of the Notes outstanding (the "Requisite Consents"). The proposed amendments would permit SHC (as successor to ASC following the Merger) to, among other things, increase the amount of indebtedness that it may incur and permit SHC to pay dividends.

Tenders of Notes and Consents may be withdrawn at any time until the Requisite Consents have been received and the supplemental indenture has been executed by SHC and the Trustee under the Indenture.

Smith Barney Inc and NationsBanc Capital Markets, Inc are serving as Dealer Managers. Requests for assistance or documents should be directed to the Information Agent, Georgeson & Company, Inc. CONTACT: Allan Miller of Georgeson & Company Inc at (212) 440-9800 (collect) for Banks and Brokers, and all others call toll-free: (800) 223-2064.